FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a‑16 or 15d‑16

under the Securities Exchange Act of 1934

For the month of February 2011

Commission File Number            0-16174

          Teva Pharmaceutical Industries Limited

(Translation of registrant's name into English)

5 Basel Street, P.O. Box 3190

          Petach Tikva 49131  Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

__1__

            Website: www.tevapharm.com

Teva Provides 2011 NON-gaap Financial Outlook

Jerusalem, Israel, February 8, 2011 - On its conference call today, Teva Pharmaceutical Industries Ltd. (NASDAQ: TEVA) provided current outlook for its non-GAAP financial performance in 2011.

For the full year, Teva expects net sales to be between $18.5 billion and $19.0 billion, with non-GAAP earnings per share (EPS) to be in the range of $4.90 to $5.20.  Teva expects the second half of 2011 to be stronger than the first half and the second quarter to be stronger than the first quarter of 2011.  Quarterly net sales and EPS results are expected to improve sequentially.

In addition, Teva expects the following factors to impact its 2011 financial results -

●        Non-GAAP gross profit margin (which excludes amortization of intangible assets of approximately $600 million) is expected to be in the range of 57.5% and 59.5%.

●        Net R&D expenses (excluding reimbursement from third parties for certain R&D expenses and other investments) are expected to be approximately 6% of net sales.

●        Non-GAAP selling & marketing expenses (which excludes amortization of intangible assets), are expected to be in the range of 18% to 19% of sales.  In 2011 selling and marketing expenses include royalties totaling between $900 million to $950 million.

●        General and administrative expenses are expected to be approximately 5% of sales.

●        Non-GAAP finance expenses are expected to be between $40 million and $50 million per quarter.

●        The non-GAAP tax rate is expected to be approximately 13%.

●        Share in losses of associated companies is expected to be approximately $40 million to $45 million, resulting primarily from TL Biopharmaceuticals AG, our joint venture with Lonza, mostly related to R&D expenses.

●        The fully diluted number of shares in 2011 is expected to be between 900 million and 910 million shares, depending on the execution of Teva`s share repurchase plan.

These estimates reflect management`s current expectations for Teva's performance in 2011.  The actual non-GAAP results achieved are subject to the business environment and foreign currency fluctuations.  The non-GAAP data presented by Teva are the results used by Teva's management and board of directors to evaluate the operational performance of the company, to compare against the company's work plans and budgets, and ultimately to evaluate the performance of management. Teva provides such non-GAAP data to investors as supplemental data and not in substitution or replacement for GAAP results, because management believes such data provides useful information to investors.

About Teva

Teva Pharmaceutical Industries Ltd. (NASDAQ:TEVA) is a leading global pharmaceutical company, committed to increasing access to high-quality healthcare by developing, producing and marketing affordable generic drugs as well as innovative and specialty pharmaceuticals and active pharmaceutical ingredients. Headquartered in Israel, Teva is the world's largest generic drug maker, with a global product portfolio of more than 1,250 molecules and a direct presence in approximately 60 countries. Teva's branded businesses focus on neurological, respiratory and women's health therapeutic areas as well as biologics. Teva's leading innovative product, Copaxone®, is the number one prescribed treatment for multiple sclerosis. Teva employs approximately 40,000 people around the world and reached $16.1 billion in net sales in 2010.

Teva's Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995:

This release contains forward-looking statements, which express the current beliefs and expectations of management. Such statements are based on management's current beliefs and expectations and involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our ability to successfully develop and commercialize additional pharmaceutical products, the introduction of competing generic equivalents, the extent to which we may obtain U.S. market exclusivity for certain of our new generic products and regulatory changes that may prevent us from utilizing exclusivity periods, potential liability for sales of generic products prior to a final resolution of outstanding patent litigation, including that relating to the generic versions of Neurontin®, Lotrel®, Protonix® and Gemzr®, the extent to which any manufacturing or quality control problems damage our reputation for high quality production, the effects of competition on sales of our innovative products, especially Copaxone® (including potential generic and oral competition for Copaxone®), the impact of continuing consolidation of our distributors and customers, our ability to identify, consummate and successfully integrate acquisitions (including the acquisition of ratiopharm), interruptions in our supply chain or problems with our information technology systems that adversely affect our complex manufacturing processes, intense competition in our specialty pharmaceutical businesses, any failures to comply with the complex Medicare and Medicaid reporting and payment obligations, our exposure to currency fluctuations and restrictions as well as credit risks, the effects of reforms in healthcare regulation, adverse effects of political or economical instability, major hostilities or acts of terrorism on our significant worldwide operations, increased government scrutiny in both the U.S. and Europe of our agreements with brand companies, dependence on the effectiveness of our patents and other protections for innovative products, our ability to achieve expected results through our innovative R&D efforts, the difficulty of predicting U.S. Food and Drug Administration, European Medicines Agency and other regulatory authority approvals, uncertainties surrounding the legislative and regulatory pathway for the registration and approval of biotechnology-based products, potentially significant impairments of intangible assets and goodwill, potential increases in tax liabilities resulting from challenges to our intercompany arrangements, our potential exposure to product liability claims to the extent not covered by insurance, the termination or expiration of governmental programs or tax benefits, current economic conditions, any failure to retain key personnel or to attract additional executive and managerial talent, environmental risks and other factors that are discussed in this report and in our other filings with the U.S. Securities and Exchange Commission.

# # #

Teva Pharmaceutical Industries Ltd. Web Site: www.tevapharm.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

(Registrant)

By: /s/  Eyal Desheh

Name: Eyal Desheh
Title: Chief Financial Officer

Date February 8, 2011

__2__